Filed Pursuant to Rule 253(g)(2)

File No. 024-11135

NICO ECHO PARK, BENEFIT CORP.

SUPPLEMENT NO. 2 DATED JUNE 23, 2020

TO THE OFFERING CIRCULAR DATED MARCH 27, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Nico Echo Park, Benefit Corp. (the “Company”), dated March 27, 2020 and filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on March 30, 2020, as it may be supplemented from time to time. Unless otherwise defined in this supplement, capitalized terms used in this supplement have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the following:

•	Final terms of the acquisition of the Seed Assets
•	Final financing terms for the Seed Assets, including updating the disclosure in the Offering Circular related to the financing of 1461 W. Sunset Blvd
•	Provide an update on portfolio occupancy as June 22, 2020
•	Provide an update on collections and the utilization of the Rent Assistance Program through June 22, 2020

Acquisition of the Seed Assets

On May 6, 2020, the Company completed the acquisition of the Seed Assets by acquiring an interest in the Seed Asset Owner, which changed its name to Nico Echo Park Operating Partnership, LP (our “Operating Partnership”), and is the Operating Partnership described in the Offering Circular. The members of the Seed Asset Owner remain the limited partners of our Operating Partnership and the Company became the sole general partner.

1412 Echo Park Avenue

Consistent with the disclosure in the Offering Circular, we acquired a 100.0% fee simple interest in 1412 Echo Park Ave for $9,000,000, or approximately $281,250 per unit, which is equal to the purchase price paid to an affiliate of the Sponsor by the Seed Asset Owner, plus the associated closing costs and the acquisition fee paid to our Manager.

The acquisition of 1412 Echo Park Ave by the Seed Asset Owner was partially financed through a $4,467,986 loan provided by Fannie Mae. Our Manager obtained approval for us to assume this financing in connection with our Operating Partnership’s acquisition of the general partner interest in the Seed Asset Owner. Based on the purchase price and existing debt, the total amount of equity allocated to our indirect interest in 1412 Echo Park Ave is $5,300,690 which includes transaction and financing costs, the acquisition fee, and capital required to improve the asset in line with the business plans. The actual amount differs from the amount of $5,282,014 disclosed in the Offering Circular by $18,676, which is primarily due to an increase in financing and acquisition costs.

In addition, our business plan includes investing in upgrades to the interior of the units and common areas (including courtyards) of the building over the first 2 years of the investment totaling approximately $900,000 or $28,000 per unit, which our Manager began while 1412 Echo Park Ave was owned by the Seed Asset Owner.

1650 Echo Park Avenue

Consistent with the disclosure in the Offering Circular, we acquired a 100.0% fee simple interest in 1650 Echo Park Ave for $9,250,000, or approximately $319,000 per unit, which is equal to the purchase price paid to a third party by the Seed Asset Owner, plus the associated closing costs and acquisition fee paid to our Manager.

The acquisition of 1650 Echo Park Ave by the Seed Asset Owner was partially financed through a $4,890,503 loan provided by Fannie Mae. Our Manager obtained approval for us to assume this financing in connection with our Operating Partnership’s acquisition of the general partner interest in the Seed Asset Owner. Based on the purchase price and existing debt, the total amount of equity allocated to our indirect interest in 1650 Echo Park Ave is $5,105,391, which includes transaction and financing costs, the acquisition fee, and capital required to improve the asset in line with our business plans. The actual amount differs from the amount of $5,033,497 disclosed in the Offering Circular by $71,894, which is primarily due to an increase in financing and acquisition costs.

In addition, our business plan includes investing in upgrades to the interior of the units and the common areas of the building over the first 2 years of the investment totaling approximately $700,000, or $24,000 per unit, which our Manager began while 1650 Echo Park Ave was owned by the Seed Asset Owner.

1461 W. Sunset Boulevard

Consistent with the disclosure in the Offering Circular, we acquired a 100.0% fee simple interest in 1461 W. Sunset Blvd for $7,800,000, or $325,000 per unit (inclusive of the four (4) retail units), which is equal to the purchase price paid to a third party by the Seed Asset Owner, plus the associated closing costs and the acquisition fee paid to our Manager.

The acquisition of 1461 W. Sunset Blvd by the Seed Asset Owner was partially financed through the assumption of a $3,980,000 loan provided by Opus Bank, which matures in June 2028. In the Offering Circular, we disclosed that we expected to refinance 1461 W. Sunset Blvd with a new lender under new loan terms for a loan amount of $4,422,000, bearing interest at a fixed rate of 4.16%, maturing 10 years after the closing. However, in part due to the COVID-19 pandemic, our Manager elected not to refinance 1461 W. Sunset Blvd and, therefore, we instead assumed the loan from Opus Bank on its existing terms. Pursuant to the loan modification documents entered into with Opus Bank, the Company has assumed a 10-year loan for this property in a loan amount of $3,980,000 bearing interest-only payment at a fixed rate of 4.5% through June 1, 2023, at which time, monthly principal and interest payments will be based on LIBOR plus 2.30% due through the maturity date. The interest rate during the amortization period will be no greater than 8.75% per annum but no less than 4.5% per annum.

Based on the purchase price and existing debt, the total amount of equity we allocated to our indirect interest in 1461 W. Sunset Blvd is $4,373,932, which includes transaction and financing costs, the acquisition fee, and capital required to improve the asset in line with the business plans. The actual amount differs from the amount of $4,535,900 disclosed in the Offering Circular by $161,968, which is primarily due to reduction of reserves for working capital. The reduction of working capital was triggered by the assumption of the original loan rather than refinancing it with a loan that would have provided us with excess proceeds of $442,000.

In addition, our business plan includes investing in upgrades to the interior of the units and common areas of the building over the first 2 years of the investment totaling approximately $215,000 or $9,000 per unit, which our Manager began while 1461 W. Sunset Blvd was owned by the Seed Asset Owner.

Mortgage Financing

We employed leverage in order to acquire our Seed Assets. As described above, we assumed the existing mortgage debt on the Seed Assets simultaneous with the Company’s indirect acquisition of the Seed Assets.

The following is a summary of the mortgage debt currently encumbering the Seed Assets as of the date of their acquisition by us:

Property	Interest Rate	Principal Balance	Principal Balance at Maturity	Loan to Real Estate Value (1)	Amortization Period (Years)	Current Borrower	Pre-payment Provisions
1461 W. Sunset Blvd	4.50%	$3,980,000	$3,533,072	51.0%	30	1461 Sunset Blvd, LLC	1% of the amount of principal being prepaid
1412 Echo Park Ave	3.98%	$4,467,986	$3,656,081	49.6%	30	1416 EP LLC	Greater of 1% or Yield Maintenance Amount
1650 Echo Park Ave	3.98%	$4,890,503	$4,001,820	52.9%	30	1650 EP Heights, LLC	Greater of 1% or Yield Maintenance Amount

(1)	“Real Estate Value” for purposes of the computation is the purchase price of each Seed Asset.

Portfolio Occupancy as of June 22, 2020

Portfolio occupancy as of June 22, 2020 was 96.4%, with 77 of 80 available residential units and all 4 commercial units fully occupied. We have seen a reduction in residents moving out of their units, and strong demand for moderately priced 1-BR units, both of which we believe are related to the COVID-19 pandemic. We are actively managing to as close to full occupancy as possible in order to increase our cash rent collections during this period of economic uncertainty.

Collections and Utilization of the Rent Assistance Program through June 22, 2020

On April 9, 2020, we implemented the first phase of our Rent Assistance Program (the “Program”), which allowed residents and commercial tenants who were experiencing hardship related to the COVID-19 pandemic the ability to utilize up to 100% of their security deposit towards unpaid rent. This program was later expanded (before the May 1, 2020 rent period) to include the ability for residents and commercial tenants who were experiencing hardship related to the COVID-19 pandemic to request cash assistance in the form of a grant for rent from our Sponsor once their full security deposit had been applied towards unpaid rent.

In April 2020, we billed monthly rent (current rent owed under all leases for occupied residential and commercial units) of $137,762. Eighteen residential and two commercial tenants utilized some or all of their security deposits to pay rent, totaling $21,301 and $4,650, respectively.

In May 2020, we billed monthly rent (current rent owned under all leases for occupied units) of $138,753. Eight residents utilized some or all of their security deposits to pay rent, totaling $11,465 while fourteen residents and two commercial tenants received cash assistance in the form of a grant for rent from our Sponsor totaling $18,041 and $5,003, respectively.

For the period from June 1, 2020 through June 22, 2020, we billed monthly rent (current rent owned under all leases for occupied units) of $144,602. Five residents and one commercial tenant utilized some or all of their security deposits to pay rent, totaling $5,855 and $733, respectively, while nine residents and two commercial tenants received cash assistance in the form of a grant for rent from our Sponsor totaling $12,101 and $5,003, respectively.

As of June 22, 2020, no residents or commercial tenants, who opted to use the Rent Assistance Program, owe the Company any back rent for the April, May or June rent periods. As of June 22, 2020, the only existing rent delinquency totals $10,320 related to two units, which pre-dates the COVID-19 pandemic.